UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 9, 2021

(Date of earliest event reported)

370 Markets, LLC d/b/a Rares Markest

(Exact name of registrant as specified in its charter)

Delaware

(State or other incorporation)

32-0487554

(I.R.S. Employer Identification No.)

8545 W. Warm Springs Road, Ste A4 #192

Las Vegas, NV 89113

(Full mailing address of principal executive offices)

702.860.9650

(Issuer’s telephone number, including area code)

Series Holy Grail Membership Shares (“Series Holy Grail Shares”)

Series Silicon Valley Membership Shares (“Series Silicon Valley Shares”)

Series Hova Membership Shares (“Series Hova Shares”)

Series Legacy Membership Shares (“Series Legacy Shares”)

Series Speedboat Membership Shares (“Series Speedboat Shares”)

Series The Goats Membership Shares (“Series The Goats Shares”)

Series North Carolina Membership Shares (“Series North Carolina Shares”)

Series Jordan Colorway Membership Shares (“Series Jordan Colorway Shares”)

Series Deadstock Membership Shares (“Series Deadstock Shares”)

Series Born and Bred Membership Shares (“Series Born and Bred Shares”)

Series Windy City Membership Shares (“Series Windy City Shares”)

Series Air Force 1Membership Shares (“Series Air Force 1 Shares”)

and Series Mamba Membership Shares (“Series Mamba Shares”)

Series Grammy Membership Shares (“Series Grammy Shares”)

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

(a) Dismissal of Independent Accounting Firm

On June 9, 2021, the Manager (the “Manager”) of 370 Markets, LLC (the “Company”) approved and ratified the appointment of IndigoSpire CPA Group, LLC (“IndigoSpire”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2020. In connection with its selection of IndigoSpire, the Manager approved the dismissal of its former independent accounting firm, Artesian CPA, LLC (“Artesian”).

Artesian’s audit report on the Company’s financial statement as of June 29, 2020 (inception) did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

As of June 29, 2020 (inception) and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Artesian on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Artesian’s satisfaction, would have caused Artesian to make reference to the matter in their report. As of June 29, 2020 (inception) and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Artesian with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether or not Artesian agrees with the disclosures contained herein and, if not, the respects in which it does not agreement. A copy of Artesian’s letter, dated July 28, 2021, is filed as Exhibit 1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On June 9, 2021 the Manager approved and ratified the appointment of IndigoSpire as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with IndigoSpire regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that IndigoSpire concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

370 Markets, LLC

By:  /s/ Gerome Daren Sapp

Chief Executive Officer

This Form 1-U has been signed by the following persons in the capacities and on the dates indicated.

By:  /s/ Gerome Daren Sapp

Gerome Daren Sapp

Chief Executive Officer (principal executive officer)

August 9, 2021

By: /s/ Matthew Daniel Hall

Matthew Daniel Hall

Chief Financial Officer (principal financial officer and principal accounting officer) and Chief Operations Officer

August 9, 2021

By:  /s/ Awah Teh

Awah Teh

Chief Technology Officer

August 9, 2021

By:  /s/ Hector N. Tantoh

Hector N. Tantoh

Chief Marketing Officer

August 9, 2021

EXHIBIT 1

July 28, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4(a) of the Form 1-U dated July 28, 2021 of 370 Markets, LLC and we agree with the statements made therein. We have no basis to agree or disagree with the statements made in Item 4(b).

Sincerely,

/s/ **Artesian CPA, LLC**
Artesian CPA, LLC
Denver, CO

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com